NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD BURLINGTON, MA 01803	781 565 5000 NUANCE.COM
March 12, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins
Accounting Branch Chief

Re:	Request for Extension of Response Time to Ms. Collins’ February 26, 2009 Comment Letter on the Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 2008, Definitive Proxy Statement on Schedule 14A and Form 8-K filed February 9, 2009
Dear Ms. Collins:
As discussed with Michael Johnson, we respectfully request an extension of time to respond to your comments dated February 26, 2009 relating to the above referenced Form 10-K, Proxy Statement and Form 8-K (File No. 000-27038), filed with the Securities and Exchange Commission on December 1, 2008, January 2, 2009 and February 9, 2009, respectively, (the “Comment Letter”). We are requesting this extension to allow us additional time to formulate thorough responses to the Comment Letter. As indicated to you, we intend to provide our responses to the Comment Letter on or before March 26, 2009.
If you have any questions relating to the foregoing, please do not hesitate to contact me at 781-565-5277.
Sincerely,
/s/ Garrison R. Smith
Garrison R. Smith
Associate General Counsel

cc:	Paul Ricci Jo-Anne Sinclair Thomas Beaudoin